Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer: Baker Hughes Incorporated

Subject Company: Baker Hughes Incorporated
Commission File No.: 001-09397

Halliburton and Baker Hughes
Creating the leading oilfield services company

Halliburton Investor Relations Contacts:
Kelly Youngblood, Vice President Scott Danby, Manager
281.871.2688 or investors@halliburton.com

Baker Hughes Investor Relations Contacts:
Trey Clark, Vice President
713-439-8039 or trey.clark@bakerhughes.com Alondra Oteyza, Director
713-439-8822 or alondra.oteyza@bakerhughes.com

November 17, 2014

Safe harbor

The statements in this presentation that are not historical statements, including statements regarding the expected timetable for completing the proposed transaction, benefits and synergies of the proposed transaction, future opportunities for the combined company and products, future financial performance and any other statements regarding Halliburton's and Baker Hughes'
future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts, are forward-looking statements within the meaning of the federal securities laws.
These statements are subject to numerous risks and uncertainties, many of which are beyond the company's control, which could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: failure to obtain the required votes of Halliburton's or Baker Hughes' stockholders; the timing to consummate the proposed transaction; satisfaction of the conditions to closing of the proposed transaction may not be satisfied or that the closing of the proposed transaction otherwise does not occur; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Halliburton and Baker Hughes and the ultimate outcome of
Halliburton's operating efficiencies applied to Baker Hughes' products and services; the effects of the business combination of Halliburton and Baker
Hughes, including the combined company's future financial condition, results of operations, strategy and plans; expected synergies and other benefits from the proposed transaction and the ability of Halliburton to realize such synergies and other benefits; expectations regarding regulatory approval of the transaction; results of litigation, settlements, and investigations; final court approval of, and the satisfaction of the conditions in, Halliburton's
September 2014 settlement relating to the Macondo well incident in the Gulf of
Mexico; appeals of the multi-district litigation District Court's September
2014 ruling regarding Phase 1 of the trial, and future rulings of the District
Court; results of litigation, settlements, and investigations not covered by the settlement or the District Court's rulings; actions by third parties, including governmental agencies, relating to the Macondo well incident; BP's
April 2012 settlement relating to the Macondo well incident, indemnification, and insurance matters; with respect to repurchases of Halliburton common stock, the continuation or suspension of the repurchase program, the amount, the timing and the trading prices of Halliburton common stock, and the availability and alternative uses of cash; actions by third parties, including governmental agencies; changes in the demand for or price of oil and/or natural gas can be significantly impacted by weakness in the worldwide economy; consequences of audits and investigations by domestic and foreign government agencies and legislative bodies and related publicity and potential adverse proceedings by such agencies; protection of intellectual property rights and against cyber attacks; compliance with environmental laws; changes in government regulations and regulatory requirements, particularly those related to offshore oil and natural gas exploration, radioactive sources, explosives, chemicals, hydraulic fracturing services and climate-related initiatives; compliance with laws related to income taxes and assumptions regarding the generation of future taxable income; risks of international operations, including risks relating to unsettled political conditions, war, the effects of terrorism, and foreign exchange rates and controls, international trade and regulatory controls, and doing business with national oil companies; weather-related issues, including the effects of hurricanes and tropical storms; changes in capital spending by customers; delays or failures by customers to make payments owed to us;
execution of long-term, fixed-price contracts; impairment of oil and natural gas properties; structural changes in the oil and natural gas industry;
maintaining a highly skilled workforce; availability and cost of raw materials;
and integration of acquired businesses and operations of joint ventures.
Halliburton's and Baker Hughes' respective reports on Form 10-K for the year ended December 31, 2013, Form 10-Q for the quarter ended September 30, 2014, recent Current Reports on Form 8-K, and other U.S. Securities and Exchange
Commission (the "SEC") filings discuss some of the important risk factors identified that may affect these factors and Halliburton's and Baker Hughes'
respective business, results of operations and financial condition. Halliburton and Baker Hughes undertake no obligation to revise or update publicly any forward-looking statements for any reason. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Safe harbor

Additional information
This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Halliburton and Baker Hughes. In connection with this proposed business combination, Halliburton and/or Baker Hughes may file one or more proxy statements, registration statements, proxy statement/prospectus or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document
Halliburton and/or Baker Hughes may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF HALLIBURTON AND BAKER
HUGHES ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S),
PROXY
STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC
CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY
WILL CONTAIN IMPORTANT INFORMATION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Halliburton and/or Baker
Hughes, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Halliburton and/or Baker Hughes through the website maintained by the SEC at http ://www.sec.gov. Copies of the documents filed with the SEC by Halliburton will be available free of charge on Halliburton's internet website at http ://www.halliburton.com or by contacting Halliburton's
Investor Relations Department by email at investors@Halliburton.com or by phone at +1-281-871-2688. Copies of the documents filed with the SEC by Baker Hughes will be available free of charge on Baker Hughes' internet website at http ://www.bakerhughes.com or by contacting Baker Hughes' Investor Relations
Department by email at trey.clark@bakerhughes.com or
alondra.oteyza@bakerhughes.com or by phone at +1-713-439-8039 or
+1-713-439-8822.

Participants in Solicitation
Halliburton, Baker Hughes, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.
Information about the directors and executive officers of Halliburton is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 7, 2014, its proxy statement for its
2014 annual meeting of stockholders, which was filed with the SEC on April 8,
2014, its Quarterly Report on Form 10-Q for the quarter ended September 30,
2014 which was filed with the SEC on October 24, 2014 and its Current Report on
Form 8-K, which was filed with the SEC on October 20, 2014. Information about the directors and executive officers of Baker Hughes is set forth in its Annual
Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 5, 2014, its Quarterly
Report on Form 10-Q for the quarter ended September 30, 2014 which was filed with the SEC on October 21, 2014 and its Current Reports on Form 8-K, which were filed with the SEC on June 10, 2014 and September 10, 2014. These documents can be obtained free of charge from the sources indicated above.
Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Creating a leading oilfield services company

* Unsurpassed breadth and depth of products and services

* Nearly $2 billion of annual cost synergies once fully integrated

* Accretive to Halliburton cash flow per share by end of first year after closing

* Accretive to EPS by end of second year after closing

* Combined company well-positioned for continued superior growth, margins and returns

Compelling combination benefitting both companies' shareholders and customers worldwide

Accelerating our strategy

  Best-in-Class Unconventional Solutions

   Robust Deep Water Technology Portfolio

Comprehensive Mature Fields Capabilities

Expanded Platform for Superior Growth, Margins and Returns

Compelling transaction for Baker Hughes shareholders

* Immediate substantial premium to Baker Hughes shareholders

* Opportunity to participate in the significantly enhanced value of the combined company

* Both companies are committed to a successful integration

Proposed Transaction Summary

              *   1.12 HAL shares and $19.00 in cash for each share of Baker Hughes
Consideration *   Total consideration of $78.62 per share based on HAL's closing stock price as of 11/12/2014
                      * 76% stock / 24% cash
              *   40.8% premium to Baker Hughes' closing stock price as of
                  10/10/2014, the day prior to Halliburton's initial offer
              *   Average historical premiums:
Valuation             * LTM: 36.3%
                      * 3-year: 34.5%
                      * 5-year: 25.9%
              *   Consensus EBITDA Estimates -- 8.1x 2014, 7.2x 2015
Ownership     *   Baker Hughes shareholders to own ~36% of the combined company
Financing     *   Fully committed financing for cash portion
              *   Shareholder vote required for both companies
Approvals     *   Subject to regulatory approvals and other customary closing conditions

Compelling strategic and financial rationale

* Stronger, more diverse organization with scale and resources to better serve our global customers

* Actionable plan to capture nearly $2 billion of annual cost synergies

* Accretive to cash flow by end of year one after close; accretive to earnings per share by end of year two after close

* Pro forma capital structure maintains strong investment grade ratings and provides substantial flexibility

* Transaction consistent with our commitment to efficiency and returns

Combination creates a must-own stock in the sector

Significant synergy opportunities

Nearly $2 billion of annual cost synergies

North American Operational Efficiencies

International Operational Efficiencies

Administration / Organizational Efficiencies

RandD
Optimization

Real Estate

Corporate

Extensive plans
----------------------------------
  * Clear path to 2H 2017
    integration:
      -- Operational efficiencies
      -- RandD optimization
      -- Administrative structure
Integration costs
----------------------------------
  * One-time integration costs
    estimated to be ~$500 million
    ($50 million / quarter through
    2017)

Baker Hughes shareholders will benefit from cost synergies through their 36%
ownership in the combined entity

North America alone is an $800 million annual opportunity

[] 700 bps = ~$800  million / year (1)

Source: Company financials.
(1) Based on difference between Halliburton and Baker Hughes North American operating margin applied to Baker Hughes LTM Q3 2014 revenues.

Halliburton is targeting $1 billion in annual fixed cost savings

    Enhanced Fixed
    Cost Absorption
--- ----------------------
--   Real Estate
--   Logistics
--   Security
--   Support Services
--   Personnel Utilization
--   Management

Halliburton offices / facilities

Baker Hughes offices / facilities

Halliburton is confident that a combination is achievable from a regulatory standpoint

* Halliburton and Baker Hughes have dedicated considerable time and resources to analyzing the combination

 -- Sean Boland, a nationally recognized antitrust attorney, and economic experts have analyzed the proposed transaction for Halliburton

 -- Carefully evaluated potential divestitures needed to obtain regulatory approval

* Halliburton and Baker Hughes have identified businesses that might be divested, if required by regulators

 -- Halliburton believes that the divestitures required will be significantly less

Anticipated divestitures will not diminish the compelling value created by the combination

Creating a leading oilfield services company

* Unsurpassed breadth and depth of products and services

* Nearly $2  billion of annual cost synergies once fully integrated

* Accretive to Halliburton cash flow per share by end of first year after closing

* Accretive to EPS by end of second year after closing

* Combined company well-positioned for continued superior growth, margins and returns

Compelling combination benefitting both companies' shareholders and customers worldwide